

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010
Via Facsimile and U.S. Mail

February 1, 2007

Mr. JP Garnier
Chief Executive Officer
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex
TW8 9GS England

     Re: GlaxoSmithKline plc
               Form 20-F for Fiscal Year Ended December 31, 2005
               Filed March 3, 2006
               File No. 1-15170

Dear Mr. Garnier:

     We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant